May 19, 2017

Securities and Exchange Commission

Division of Investment Management

Attn: Patrick Scott

100 F St. N.E.

Washington D.C. 20549-8629

Re:	Thrivent Variable Annuity Account I; Initial Registration Statement on Form N-4 (“Filing”): Thrivent AdvisorFlex Variable Annuity (“Contract”); File No. 811-21111/333-216125

Dear Mr. Scott:

This correspondence provides detailed responses to the letter you sent VIA EMAIL on April 12, 2017, regarding the above referenced filing. We plan to date the prospectus June 30.

A.	General:

1.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contract or whether Thrivent Financial (the “Company”) will be solely responsible for any benefits or features associated with the Contract.

RESPONSE:

The Company does not have any types of guarantees or support agreements with third parties to support insurance benefits or features under the contract. The Company will be entering into participation agreements with third parties to be able to offer certain investment options.

2.	The Contract appears to be available through fee-based financial advisors but also imposes a surrender charge. Please supplementally explain in greater detail the purpose of the surrender charge.

RESPONSE:

The Contract provides for a Fixed Account with a guaranteed minimum interest rate of 0.50%. The surrender charge provision makes it possible for the Company to provide for this guaranteed minimum interest by reducing the likelihood of a contract owner using this annuity solely as a short-term interest bearing account.

3.	Please explain whether the fees paid to the investment advisor are paid out of Accumulated Value. If so, clarify how these amounts are treated under the contract and for tax purposes (e.g., are they considered a withdrawal).

RESPONSE:

The Company will provide the Contract Owner with the administrative option of having investment advisor fees paid from the Contract, if the Contract is a tax-qualified annuity such as an IRA. In that case, fees paid from the Contract are not treated as taxable distributions under current tax guidance. The Contract Owner can also elect other administrative options, such as having the investment advisor fees taken from a bank account or from another managed account.

For a non-qualified Contract, the Company will not offer the option of having the investment advisor fee taken from the Contract on a systematic basis due to tax consequences. However, Contract Owners may elect other administrative options.

We have added the following disclosure to page 37 of the prospectus under “Taxation of Partial and Full Surrender”:

“Withdrawals from non-qualified Contracts for the payment of investment advisor fees are partial surrenders and may be taxable. Withdrawals from qualified Contracts will not be treated as taxable, as long as you set up systematic partial surrenders for the direct payment of the investment advisor fees. Additional administrative options for paying investment advisor fees are also available.”

4.	Please verify, and confirm supplementally to the staff, that the Contract name associated with the Series/Class page on EDGAR is the same name as disclosed within the Contract prospectus, as filed.

RESPONSE:

Yes, the name of the Contract is Thrivent AdvisorFlex Variable Annuity.

B.	Prospectus:

1.	Definitions

a.	Please provide a definition of “Cash Surrender Value,” which first appears (currently), on page 23, in “The Contract” section of the prospectus.

RESPONSE:

Yes, the Company has added a definition of “Cash Surrender Value” as follows:

“The Cash Surrender Value on any day is the greater of the Accumulated Value minus any Surrender Charge, or the minimum amount required by law.”

b.	Please consider deleting the word “generally” in the definition of “Date of Issue,” or further explain any circumstances in which the date on which the application is signed is not the “Date of Issue.”

RESPONSE:

Yes, the word “generally” has been removed.

c.	Please consider adding provide a definition of the term, “spouse.”

RESPONSE:

The Company has added a definition of “Spouse” as follows:

“Spouse” means an individual lawfully married to another individual as defined by federal tax law. The marriage must be recognized by the state, possession, or territory of the United States in which the marriage is entered into, regardless of domicile. Individuals who enter into a marriage under the laws of a foreign jurisdiction are recognized as married for federal tax law purposes if the relationship would be recognized as marriage under the laws of at least one state, possession, or territory of the United States, regardless of domicile.”

2.	Fee and Expense Tables

a.	In the preamble to the fee table, disclosure states that “[n]o state premium taxes are deducted.” Please explain to the staff the basis for this statement. Note that Item 3(a) of Form N-4, prescribes disclosure that reads, “state premium taxes may also be deducted.”

RESPONSE:

The statement that “[no] state premium taxes are deducted” is correct. The Company is a fraternal benefit society under Wisconsin Statutes §614 exempt from all state, county, district, municipal and school taxes or fees.

b.	Please remove the narrative explanations of the charges that precede the “Periodic Fees and Expenses other than Portfolio Expenses” table. Some of this information can be included in the table or in footnotes to the table. The remainder of the disclosure should be moved to the section of the prospectus responsive to item 5 of Form N-4.

RESPONSE:

Yes, this narrative has been removed. The following footnote has been added. The remainder of the text was removed as it was covered under the Maximum Anniversary Death Benefit Rider section of The Contract:

“The Maximum Anniversary Death Benefit (MADB) Rider Charge is a charge for the optional rider that may be elected at the time of application. This charge is deducted quarterly, beginning three months after the Date of Issue, on the same day of the month as the Date of Issue (or, if that day does not occur in that month, on the last day of that month).”

c.	The examples should clearly indicate (either in the narrative or in a footnote) the range of portfolio operating expenses; whereas current disclosure says, “TBD.” Please revise the examples accordingly and provide the staff with the missing information prior to the Company’s request for acceleration of effectiveness. In addition, if the highest and lowest cost portfolios include fund facilitation fees, please include those fees in the example.

RESPONSE:

Yes. The examples have been completed.

d.	Please consider removing the fees imposed during the annuity phase from the fee table and instead disclose that a contract owner would pay different fees or be subject to different expenses in the brief narrative preceding the fee table and provide a cross- reference to those portions of the prospectus describing fees paid after annuitization. See instr. 2 to item 3(a) of Form N-4.

RESPONSE:

Yes, this table and text has been removed. The Company kept a notation that different fees and charges may apply after the contract has been annuitized. It refers the reader to the Charges and Deductions section of the prospectus.

3.	The Contract: Typically, a variable annuity contract is governed by the contract and any endorsements and riders thereto. Your disclosure states that the agreement is controlled by the Contract along with any riders, endorsements, amendments, application, and Thrivent Financial’s Articles of Incorporation and Bylaws. Accordingly, please ensure that any provisions of the application, Articles of Incorporation, and Bylaws material to a contract owner are disclosed in the prospectus.

RESPONSE:

Yes, the Company has reviewed the above materials and ensured that material provisions have been disclosed in the prospectus.

4.	Investment Options: Please disclose each portfolio company’s investment adviser, as required by Item 5(c)(iii).

RESPONSE:

Yes, this has been revised.

5.	Additional Information about the Fixed Account

a.	Please delete the statement “[we] have been advised that the staff of the Securities and Exchange Commission has not reviewed disclosure relating to the Fixed Account.”

RESPONSE:

Yes, this statement has been removed.

b.	Please clarify the meaning of the following statement: “Contract Owners have no voting rights in the Variable Account with respect to Fixed Account.”

RESPONSE:

Since the Company discusses voting privileges on page 18 of the prospectus, the Company meant to call out that those voting privileges are not applicable to the Fixed Account. The Company has revised the sentence on page 19 to say “Voting privileges are not applicable to the Fixed Account.”

6.	Free Look Right: Please clarify the disclosure to indicate that if a contract is purchased through an IRA and returned within 7 days, the Company will notify contract owners of their right to receive the Accumulated Value in lieu of initial premium payment(s) and the tax implications of doing so. See Penn Mutual Life Insurance Company (pub. avail. May 21, 1976).

RESPONSE:

Yes, this has been revised. The Company returns the greater of the Accumulated Value or the premium. Disclosure and tax implications have been added to the prospectus.

7.	Frequent Trading Policies: To avoid confusion, at the end of the third paragraph, please revise the reference, “[s]ee Fee Tables,” to accurately describe the specific section to which the reference refers. Currently the prospectus does not include a section captioned, “Fee Tables” but does include a section captioned, “Fee and Expense Tables.”

RESPONSE:

Yes, this has been revised.

8.	Charges and Deductions:

a.	With respect to the Mortality and Expense Risk Charge please specify the current amount charged as a percentage of daily net assets in the Subaccounts.

RESPONSE:

Yes, this has been revised.

b.	With respect to the Maximum Anniversary Death Benefit Rider charge (“MADB charge”), disclose the current rate used under the MADB charge formula. See, Form N-4, Item 6(a).

RESPONSE:

Yes, this has been revised.

c.	The description of the Fund Facilitation Fee should identify from what the amount is deducted. The disclosure states that the fee is assessed on the net asset value of the portfolios that we specify. This could be read to indicate that those funds pay the Company directly from the assets of a designated class of fund shares (i.e., those shares held in Thrivent Variable Annuity Account 1), as opposed to Thrivent charging the fee against sub-account assets by redeeming accumulation units in the sub-account. Please clarify here. Furthermore, because the charge will vary based an investment in a portfolio to which the Fund Facilitation Fee applies, consider providing a cross-reference to the location in the fee table where rates, as to applicable portfolios, may be found and make corresponding changes to the introduction to that section of the fee table. See, Form N-4, Item 6(a).

RESPONSE:

Yes, the text above the table which lists the Fund Facilitation Fee for each portfolio has been revised as follows:

“The next table describes a fee that we may charge in order to make certain external portfolios available as investment options under the Contract. The fee is assessed daily based on the net asset value of the portfolios that we specify. The fee is charged as a percentage of daily Accumulated Value in each subaccount.”

The Fund Facilitation Fee section has been revised as follows:

“We may charge a Fund Facilitation Fee in order to make certain external portfolios available as investment options under the Contract. The Fund Facilitation Fee is charged as a percentage of daily Accumulated Value in each Subaccount. The fee may vary by subaccount. The maximum and current Fund Facilitation Fees are in the Fee and Expense Tables.”

9.	Maintenance of Solvency

a.	Please explain what a “class of contract” refers to.

RESPONSE:

“Class of Contract” refers to any block of insurance contracts issued by the Company. Language has been added to the prospectus to clarify this point.

b.	Please clarify whether values in the “general account” refer to amounts allocated to the fixed option, or does it also refer to any obligations under the various policy benefits.

RESPONSE:

Amounts in the general account include money allocated to the Fixed Account as well as money from which insurance benefits may be paid.

c.	Please explain how the contract provision with respect to maintenance of solvency is consistent with the minimum interest rate provisions relating to the fixed account.

RESPONSE:

The maintenance of solvency provision is a legal requirement of a fraternal benefit society. The provision is only invoked in the event the reserves of a fraternal benefit society become impaired.

The minimum interest rate on the Fixed Account is a state insurance obligation specified in the annuity contract. In the event the reserves of the Company become impaired, the Fixed Account minimum interest rate ranks with other guaranteed insurance benefits.

d.	Please explain how long this additional required contribution must remain in the general account and whether there may be any restraints on redeeming contract value from the fixed account.

RESPONSE:

Theoretically, contributions would stay in the general account until reserves again become adequate.

e.	Please explain supplementally why the 5% loan charge is not disclosed in the fee table.

RESPONSE:

The 5% loan charge would be applicable only in the event a fraternal benefit society’s reserves become impaired. Since this is not a usual or customary charge, we have placed the description of this legal matter in the General Provisions - Maintenance of Solvency section of the prospectus.

f.	In the discussion of “Expense Risk” on page 30, please make clear that notwithstanding this charge, contract owners may be asked to add money to the contract to help maintain Thrivent’s solvency. Please also make corresponding changes to the section titled “Sufficiency of Charges on page 31 of the prospectus.

RESPONSE:

Agreed, the Company has added the following language for clarity:

“Notwithstanding this charge, contract owners may be asked to add money under the Maintenance of Solvency provision described in General Provisions - Maintenance of Solvency section.”

g.	In your discussion of the fixed account throughout the prospectus, please make your policy with respect to maintaining your solvency clear to the investor.

RESPONSE:

Agreed. We have added language for clarity.

10.	General Account: Please describe the general account including that the fixed account, death benefits, and insurance benefit are paid from this account and are subject to Thrivent Financial’s financial strength and claims-paying ability.

RESPONSE:

Yes, this has been added.

C.	Financial Statements, Exhibits, and Certain Other Information: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement. Please confirm that the Company will do so.

RESPONSE:

Yes, the Company will do so.

Please call me at 920-628-2347 with any questions or comments.

Respectfully,

/s/ Cynthia K. Mueller

Cynthia K. Mueller

Senior Counsel